

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Richard D. Surber
Chief Executive Officer
Green Endeavors, Ltd.
59 West 100 South
Second Floor
Salt Lake City, Utah 84101

> **Re: Green Endeavors, Ltd.**
> **Form 10**
> **Filed June 22, 2010**
> **File No. 000-54018**

Dear Mr. Surber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your website, www.green-endeavors.com, describes your parent company, Nexia Holdings, Inc. as a public company. However, Nexia Holdings ceased filing reports with the commission in 2009.   In addition, your website also incorrectly identifies your company's stock as being quoted on the OTCBB in addition to the pink sheets. Please correct your website references.

2.   On your website, you list Richard Surber as CEO and CFO, but in your registration statement Richard Clegg is listed as your CFO. Please reconcile.

Item 1. Business, page 3

Corporate History, page 3

3.   We note the last sentence of this subsection which implies that the company's stock is currently publicly traded. Please revise to clarify that the company is not currently a publicly traded reporting company.

4.   Briefly highlight the company's relationship with AmeriResource Technologies and explain why it is a related party. Also explain why Diversified Holdings I, Inc. is a related party.

Government Regulation, page 5

5.   We note your discussion of climate change legislation and greenhouse gas regulation. Please advise why these legislative initiatives are relevant to your business. In addition, we note that your website references how your businesses are operated in an environmentally-friendly manner and that the company prides itself on operating in a "green" manner. Please explain how your company operates in a "green" manner.

Item 1A. Risk Factors, page 6

6.   In light of your working capital deficit and reoccurring losses, you should include risk factor disclosure highlighting that you may be unable to continue as a going concern and that you may be unable to obtain additional financing to fund your operations.

7.   We note that Nexia Holdings controls your company. You should include a risk factor highlighting the risks associated with investing in a company that is controlled by a single shareholder.

Our stock price may be volatile, page 9

8.   Discuss the possibility that no liquid market for your company's stock may develop.

Item 2. Financial Information, page 10

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10

9.   Include an overview section that discusses management's reasons for becoming a public company. Discuss the pros and cons of doing so, including management's estimate on the increased expenses of publicly reporting. We note that your website indicate that becoming a public company will allow for enhanced capital raising possibilities. Please

explain how and why this additional capital is needed.

10.   We note that you currently operate two Landis salons in Liberty Heights and Bountiful.
       The Landis website indicates that a third salon is slated to open in the Fall of 2010. We
       also note the reference to your new Salt Lake City location under "Properties." Discuss
       this expansion and whether management's plan is to expand further within Salt Lake
       City, other parts of Utah and nationwide.

Costs and Expenses, page 11

11.   We note your explanation for why cost of services increased relative to related revenue
       for the three months ended March 31, 2010 when compared to the prior period in 2009.
       However, explain why the cost of product declined relative to related revenue during that
       same period.

12.   We note that second largest general administrative expense for the three months ended
       March 31, 2010 was "Other." Please identify what comprised "Other," and explain the
       significant increase from the prior period in 2009.

13.   We note that you indicate that depreciation and amortization expense decreased in the
       three months ended March 31, 2010 even though it rose from $23,188 to $25,145. Please
       revise.

Other Expenses, net, page 12

14.   We note that the write-down in carrying value of marketable securities decreased to
       $250,000 in 2009 from $807,721 in 2008. Please revise to describe the nature of the
       marketable securities written down in 2008.

Liquidity and Capital Resources, page 13

15.   You state that you do not believe your current capital resources are affected by the fact
       that you have a working capital deficit because a significant portion of your working
       capital deficit is made up of amounts due to related parties. Revise to disclose why you
       believe you will not be required to satisfy your obligations with your related parties until
       you have sufficient capital resources to do so.

Cash Flows from Operating Activities, page 14

16.   Please revise to disclose how you expect to increase your cash provided by operating
       activities over the next twelve months and how the opening of a third location will impact
       your cash flows from operations.

Going Concern, page 16

17. Please expand your disclosures to discuss the issuance of a going concern opinion by your auditors in the liquidity and capital resources section. Revise to include a detailed discussion of management's viable plan for overcoming your financial difficulties and discuss in detail your cash requirements for the next twelve months and your ability to generate sufficient cash to support operations. On page 15, you indicate that you have insufficient current assets to meet your current liabilities. However, on page 16 you disclose your intention to purchase property and/or equipment for your third salon location and you expect to hire 20 to 30 stylists in the next six months. Please provide a more detailed discussion of how you intend to meet your current liquidity needs in addition to those associated with the opening of a third salon. For additional guidance, please refer to Section 607.02 of the Financial Reporting Codification and Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

Critical Accounting Policies, page 17

18. Please revise to describe the significant assumptions and estimates involved in determining the fair value of your stock compensation and clarify why these estimates and assumptions bear a risk of change.

Item 3. Properties, page 18

19. We note that the lease for your location in Bountiful, Utah expires in August. Please disclose the status of your negotiations to renew this lease or, alternatively, your plans to relocate your operations.

Item 5. Directors and Executive Officers, page 19

20. Pursuant to Item 401(e) of Regulation S-K, please provide the business experience of each of your directors and executive officers for the last five years and discuss the specific experience, qualifications, attributes or skills that led to the appointment of your directors.

21. Mr. Clegg's biography states that he served as chief executive officer from May 2009 to March 2010. Mr. Surber's biography gives the impression that he has served as president and chief executive officer since September 2007. Please revise this disclosure to clarify when Mr. Surber became chief executive officer.

Item 6. Executive Compensation, page 21

Executive Summary Compensation Table, page 22

22.   We note that you did not include $15,750 of compensation paid to your chief financial officer in 2009 in your Summary Compensation Table. Please advise.

23.   Pursuant to Item 402(n)(2)(v), you are required to include a footnote disclosing all assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in your financial statements or Management's Discussion and Analysis of Financial Condition and Results of Operation. Please provide this footnote disclosure.

24.   Pursuant to Item 402(o)(4), you are required to describe the material terms of each stock grant. Please provide a discussion of the material terms of the stock awards issued to Mr. Surber and Mr. Fast.

25.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 7. Certain Relationship and Related Transactions and Director Independence, page 23

26.   We note that in September 2009, you received 1,315,000 shares of common stock from your subsidiary Landis Salons, Inc. In connection with this transaction, you issued a note for $250,000 to Nexia Holdings. As consideration for the shares and the note, Nexia Holdings transferred $500,000 of preferred stock of AmeriResource Technologies, Inc. to Landis Salon, Inc. Please disclose how you determined the value of the shares of common stock issued by Landis Salons, Inc. in September 2009 and the shares of preferred stock Nexia Holdings transferred to Landis Salon, Inc. In addition, please disclose the process you used to evaluate and approve this transaction and the directors and executive officers involved in that process.

27.   We note that in April 2008, you issued a 8% Series A Senior Subordinated Convertible Redeemable Debenture to Diversified Holdings I, Inc. in exchange for 85% of Landis Salons, Inc. and 100% of Newby Salons, LLC. Please disclose how you determined the value of the shares acquired from Diversified Holdings I, Inc. in this transaction. In addition, please disclose the process you used to evaluate and approve this transaction and the directors and executive officers involved in that process.

Item 9. Market Price of and Dividends of the Registrant's Common Equity and Related Stockholder Matters, page 24

28.   Pursuant to Item 201(a)(v), please disclose your stock price as of the latest practicable date.

29.   Pursuant to Item 201(b) of Regulation S-K, you are required to set forth the number of holders of your common stock as of the most recent practicable date. Please include.

30.   Please provide the tabular disclosure required by Item 201(d) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 25

31.   Please identify the relationship between Diversified Holdings I, Inc. and Akron Associates, Inc.

32.   You state that on December 4, 2009, you issued 600,000 shares of your common stock for 600 shares of Series B preferred stock. However, we note from your Statement of Stockholders' Equity on page F-20 that 1,200 shares of Series B preferred stock were converted into common stock. Please reconcile these disclosures.

Note 2. Summary of Significant Accounting Policies, page F-6

33.   We note that you are controlled by your parent company, Nexia. Please tell us if the financial statements of Green Endeavors, Ltd. include all of your costs of doing business, including those incurred by Nexia, on your behalf. Please refer to and tell us how you have complied with SAB Topic 1B.

Statement of Stockholders' Deficit, page F-20

34.   Please revise to disclose the nature of the related party receivables and why they were written off in 2008 and 2009 as a charge to equity.

Series B Preferred Stock, page F-25

35.   The disclosure provided in this section appears to be general in nature and not specifically related to your Series B Preferred stock. Please revise to clarify this accounting policy and how it relates to your accounting for your Series B Preferred stock.

Revenue Recognition, page F-25

36.   We note that you recognize revenue net of discounts as presented on the face of the income statement. Please revise to disclose the nature of discounts provided to your customers.

Note 6. Related Party Transactions, page F-29

37.   We refer to your issuance of the 8% Series A Subordinated Convertible Redeemable Debenture with a face amount of $3 million due on April 30, 2018. You indicate that Diversified Holdings, Inc. has the option at any time to convert all or any amount over

$10,000 of the principal of the debenture, including accrued interest, into shares of the company's common stock at a conversion price equal to 95% of the average closing bid price of the common stock for the three days prior to the date notice is received by the company. You are required to analyze financial instruments that embody an obligation to issue a variable number of shares under ASC 480. Please tell us how you considered the guidance in ASC 480-10-25-14 in determining the appropriate accounting treatment for your Series A Subordinated Convertible Redeemable Debenture.

38.   We refer to the September 30, 2009 issuance by Landis of 1.3 million new shares of its common stock to you, resulting in an increase in your investment to 99%. We note that in addition to the issuance of common stock, you issued a note payable to Nexia and Nexia transferred $250,000 shares of restricted non-marketable securities in AmeriResource, that were ultimately written off during the same fiscal quarter due to an other than temporary loss based upon the decline in market value. On page 23, you state that Nexia, transferred preferred stock of AmeriResource Technologies, Inc. valued at $500,000 to Landis. Please reconcile the discrepancy in fair value disclosed between these two disclosures.

39.   Please tell us in more detail about the series of transactions that took place with respect to the 1.3 million new shares of Landis, and how they were recorded. Additionally, tell us how the fair value of AmeriResource Technologies stock was determined and the facts and circumstances that led you to write off the investment in the same period of issuance.

40.   We refer to the partial settlement of debt approved by your Board of Directors on December 23, 2009. Please revise to disclose the underlying reason necessitating the partial settlement and when the shares were issued. In your response, please provide us with a schedule of the share values used to determine the value of the 50 million shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director